Exhibit 99.5

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

Subscription Rights to Purchase Shares of Common Stock
Offered Pursuant to Subscription Rights
Distributed to Stockholders of
Keystone Consolidated Industries, Inc.

[•], 2011

To Our Clients:

Enclosed for your consideration are the prospectus, dated [•], 2011 (the “Prospectus”), and the Instructions as to Use of Keystone Consolidated Industries, Inc. Subscription Rights Certificates (the “Instructions”) relating to the subscription rights offering (the “Subscription Rights Offering”) by Keystone Consolidated Industries, Inc. (the “Company”) of shares of its common stock, par value $0.01 per share (the “Common Stock”), pursuant to non-transferable subscription rights (the “Subscription Rights”) distributed to all holders of record of shares of Common Stock, at 5:00 p.m., New York City time, on [•], 2011 (the “Record Date”). The Subscription Rights are described in the Prospectus.

In the Subscription Rights Offering, the Company is offering an aggregate of up to 3,025,483 shares of Common Stock (the “Underlying Shares”) pursuant to the Prospectus.  The Subscription Rights will expire, if not exercised, by 5:00 p.m., New York City time, on [•], 2011, unless extended in the sole discretion of the Company (as it may be extended, the “Expiration Date”).

As described in the accompanying Prospectus, you will receive one Subscription Right for each share of Common Stock carried by us in your account as of the Record Date.

Each whole Subscription Right will allow you to subscribe for 0.25 shares of Common Stock (the “Basic Subscription Right”) at the cash price of $[•] per share (the “Subscription Price”).

No fractional shares of Common Stock will be issued in the Subscription Rights Offering.  You will only be entitled to purchase a whole number of shares of Common Stock, rounded down to the nearest whole share you would otherwise be entitled to purchase.  For example, if you owned 100 shares of Common Stock on the Record Date, you would be granted 100 Subscription Rights and you would have the right to purchase 25 shares of Common Stock for $[•] per share (or a total payment of $[•]).  However, if you owned 103 shares of Common Stock on the Record Date, you would be granted 103 Subscription Rights, but you would have the right to purchase only 25 shares of Common Stock (rounded down to the nearest whole share) for $[•] per share (or a total payment of $[•]).  You may exercise any number of your Subscription Rights, or you may choose not to exercise any Subscription Rights.

If you purchase all of the Underlying Shares available to you pursuant to your Basic Subscription Right, you may also choose to purchase a portion of the Underlying Shares that are not purchased by other stockholders through the exercise of their respective Basic Subscription Rights (the “Over-subscription Privilege”).  If sufficient Underlying Shares are available, the Company will seek to honor the over-subscription requests in full.  If, however, over-subscription requests exceed the number of Underlying Shares available, the Company will allocate the available Underlying Shares pro rata among each person properly exercising the Over-subscription Privilege in proportion to the number of Underlying Shares each person subscribed for under their Basic Subscription Right.  If this pro rata allocation results in any person receiving a greater number of Underlying Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Underlying Shares for which the person over-subscribed, and the remaining Underlying Shares will be allocated among all other persons exercising Over-Subscription Privileges on the same pro rata basis described above.  The proration process will be repeated until all Underlying Shares have been allocated or all over-subscription requests have been fulfilled, whichever occurs earlier.

Assuming the Subscription Rights Offering is completed, the Company intends to use all of the proceeds of the Subscription Rights Offering to declare and pay a special one-time dividend of $[•] per share to all holders of record of Common Stock on the record date to be determined by the Company’s board of directors shortly after completion of the Subscription Rights Offering.

The Company is currently controlled by Contran Corporation (“Contran”).  Contran beneficially owns 9,096,379 shares of Common Stock, which represents approximately 75.2% of the outstanding shares of Common Stock.  Contran has agreed to purchase 2,274,094 Underlying Shares pursuant to its Basic Subscription Rights.  Subject to the availability of Underlying Shares, Contran has also agreed to exercise its Over-Subscription Privilege to the fullest extent possible, which means that even if no stockholders other than Contran exercise their Subscription Rights, the Subscription Rights Offering will nonetheless be fully subscribed.

The Subscription Rights are evidenced by Subscription Rights certificates (the “Subscription Rights Certificates”).  Subscription Rights may not be sold, transferred, or assigned; provided, however, that Subscription Rights are transferable by operation of law (for example, a transfer of Subscription Rights to the estate of a recipient upon the recipient’s death).

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME.  EXERCISES OF SUBSCRIPTION RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.  Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus and the Instructions.  However, we urge you to read the Prospectus, the Instructions and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the Subscription Rights Offering.  The Subscription Rights Offering will expire at 5:00 p.m., New York City time, on the Expiration Date.  Once you have exercised your Basic Subscription Right and your Over-Subscription Privilege, such exercise may only be revoked in accordance as indicated in the section entitled “The Subscription Rights Offering–Revocation” in the Prospectus.  If after instructing us to exercise Subscription Rights on your behalf you decide you want to revoke such exercise, you should so instruct us in writing immediately so that we timely revoke such exercise.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by timely completing, executing, and returning to us the instruction form attached to this letter.

With respect to any instructions to exercise (or not to exercise) Subscription Rights, the enclosed Beneficial Ownership Election Form must be completed and returned such that it will be actually received by us by 5:00 p.m., New York City time, on [•], 2011, the last business day prior to the scheduled expiration date of the Subscription Rights Offering of on [•], 2011, which may be extended by the Company in its sole discretion.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE SUBSCRIPTION RIGHTS OFFERING SHOULD BE DIRECTED TO THE SUBSCRIPTION AGENT, COMPUTERSHARE TRUST COMPANY, N.A., AT C/O VOLUNTARY CORPORATE ACTIONS, P.O. BOX 4301, PROVIDENCE, RI 02940-3011, OR (781) 575-2332, OR THE COMPANY’S INVESTOR RELATIONS DEPARTMENT AT 5430 LBJ FREEWAY, SUITE 1740, THREE LINCOLN CENTRE, DALLAS, TX 75240, OR (972) 458-0028.